Byron Rooney Manuel Garciadiaz byron.rooney@davispolk.com manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

October 8, 2021

Re:	Nu Holdings Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 13, 2021 CIK No. 0001691493

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller Sharon Blume Tonya Aldave Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Nu Holdings Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 30, 2021 (the “Comment Letter”). On September 13, 2021, the Company confidentially submitted Amendment No. 1 to the draft registration statement on Form F-1 (the “Draft Registration Statement,” and as amended or supplemented from time to time, the “Registration Statement”) relating to a proposed initial public offering of the Company’s Class A ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter, on a confidential basis via EDGAR, Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes to the Draft Registration Statement.

General

1.

We note the inclusion of numerous client endorsements/testimonials following page 206 of the prospectus and partner endorsements following page 212. Please either provide us supplementally with consents from all the third parties cited in the prospectus or remove the endorsements and testimonials.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the requested consents will be supplementally provided to the Staff through the Commission’s Kiteworks portal, and will be supplementally filed as “Correspondence” via EDGAR with confidential treatment requested pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company respectfully advises the Staff that several of the customer consents are in Portuguese, the native language for several of the customers featured in the testimonials – namely, Robson dos Reis Santos, Fabian Norbey Moreno, Endy de Almeida, Mila Oliveira, Haroldo Lamberti, Vitor Botega, Patricia Botelho, Victoria Guimaraes and Thais Vieira. To aid in the Staff’s review of these Portuguese-language consents, the Company has also provided to the Staff an English translation of the form of Portuguese-language consent. The Company further respectfully advises the Staff that the consent from Juliana Jimenez is in Spanish, and has likewise provided an English translation of Ms. Jimenez’s consent to aid in the Staff’s review.

Prospectus Summary

Overview, page 1

2.

We note your response to our prior comment 3 and reissue in part. Please clarify here, if true, that you believe you are “the largest digital banking platform in the world, outside of Asia” and on pages 13 and 221 that you “have built the largest digital banking platform in the world outside of Asia” in terms of the number of customers on your platform, and not based on revenue, profits, or any other financial indicator. In addition, please make a conforming change on the last page of the “Letter from Our Founders.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the statements in the “Letter from Our Founders” and on pages 1, 11 and 200 of Amendment No. 2 in response.

Welcome to Nu, page 1

3.

We note your response to prior comment 5. Regarding your organic growth, please revise your disclosure to explain how you determine no direct paid marketing expenses are incurred when new customers are acquired.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the definition of “organic customer growth” in the “Glossary of Terms” in response.

Business, page 203

4.

We note that you intend to file various license agreements with Mastercard International as Exhibits 10.5, 10.6 and 10.7, as well as the investment agreement with Easynvest as Exhibit 10.8. Please describe the material terms of these agreements or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has added a description of the Mastercard License Agreements on page 241 of Amendment No. 2 in response. The Company respectfully advises the Staff that a description of the material terms of the Easynvest Investment Agreement is included on page 129 of Amendment No. 2.

* * *

Please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/Byron B. Rooney

Byron B. Rooney

cc:	David Vélez Osorno, Chief Executive Officer, Nu Holdings Ltd.

Guilherme Lago, Chief Financial Officer, Nu Holdings Ltd.

Manuel Garciadiaz, Davis Polk & Wardwell LLP

Donald Baker, White & Case LLP

John Guzman, White & Case LLP